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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)

ACCEPTANCE INSURANCE COMPANIES INC. (Name of Issuer)
Common Stock, $0.40 par value (Title of Class of Securities)
68417-60-0 (CUSIP Number)

Margaret L. Doyle
1125 S. 103rd Street, Suite 450
Omaha, NE 68124
(402) 393-1300

with a copy to:

Michael M. Hupp
1125 S. 103rd Street, Suite 800
Omaha, NE 68124
(402) 390-9500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 15, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  / /.

(Continued on following page(s))

Page 1 of 7 Pages

CUSIP No. 68417-60-0	13D	Page 2 of 7 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only)
McCarthy Group, Inc. I.R.S. Identification No. 47-0697955

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* OO WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 1,715,838

		(8)	Shared Voting Power 83,582

		(9)	Sole Dispositive Power 1,715,838

		(10)	Shared Dispositive Power 83,582

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,799,420

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11) 12.47%

(14)	Type of Reporting Person* Corporation - CO

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 7 pages

CUSIP No. 68417-60-0	13D	Page 3 of 7 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only)
Michael R. McCarthy

(2)	Check the Appropriate Box if a Member	(a)	/x/
	of a Group*	(b)	/ /

(3)	SEC Use Only

(4)	Source of Funds* OO WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization Nebraska

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power 209,000

		(8)	Shared Voting Power 0

		(9)	Sole Dispositive Power 209,000

		(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 209,000

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11) 1.43%

(14)	Type of Reporting Person* Individual - IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 7 pages

Item 1. Security and Issuer.

    The Schedule 13D filed with the U.S. Securities and Exchange Commission on March 21, 1996 and amended on February 18, 2000 (the "First Amendment"), and amended on May 15, 2000 (the "Second Amendment"), by the Reporting Persons, relating to the common stock, par value $0.40 per share ("Common Stock") of Acceptance Insurance Companies, Inc., a Delaware corporation ("Issuer"), is amended to furnish the additional information set forth herein. All capitalized terms used herein, but not otherwise defined herein, shall have the meanings ascribed thereto in the previously filed Schedule 13D, as amended. The principal executive offices of Issuer are located at 222 South 15 Street, Suite 600 N, Omaha, Nebraska 68102.

Item 2. Identity and Background.

    McCarthy Group, Inc. ("MGI") is a Nebraska corporation with its principal place of business at 1125 South 103rd Street, Suite 450, Omaha, Nebraska 68124. MGI's principal business is investment and merchant banking and, through McCarthy & Co. and McCarthy Group Asset Management, Inc., investment banking and investment management. The executive officers and directors of MGI are as follows:

Name and Address	Occupation	Citizenship
Michael R. McCarthy 1125 S. 103rd St., Suite 450 Omaha, NE 68124	Director and Chairman of MGI	U.S.
Richard L. Jarvis 1125 S. 103rd St., Suite 450 Omaha, NE 68124	Director, Vice Chairman, and Chief Investment Officer of MGI	U.S.
John T. Reed 1125 S. 103rd St., Suite 450 Omaha, NE 68124	Director of MGI	U.S.
Margaret L. Doyle 1125 S. 103rd St., Suite 450 Omaha, NE 68124	Secretary and Chief Financial Officer of MGI	U.S.
John Gottschalk World-Herald Square 1334 Dodge Street Omaha, NE 68102	Director of MGI and Chairman, President and CEO of Omaha World-Herald Company	U.S.
Robert D. Bates 8801 Indian Hills Drive Omaha, NE 68114	Director of MGI and President — Benefit Partners — Jefferson Pilot Financial	U.S.
Gerald H. Timmerman Box 367 Springfield, NE 68059	Director of MGI and President of Timmerman & Sons Feeding Company	U.S.
Howard L. Hawks 1044 N. 115 Street, Suite 400 Omaha, NE 68154	Director of MGI and President/CEO of Tenaska, Inc.	U.S.
Steven W. Seline 1125 S. 103rd St., Suite 200 Omaha, NE 68124	Director of MGI and Vice Chairman of Waitt Media, Inc.	U.S.

Page 4 of 7 pages

    Michael R. McCarthy's business address is 1125 South 103rd Street, Suite 450, Omaha, Nebraska 68124. His present principal occupation and employment is as Chairman of MGI. The name, principal business and address of MGI is set forth above. Mr. McCarthy is a citizen of the United States.

    During the last five years, none of the Reporting Persons nor (as applicable) their respective officers, directors or controlling persons has been involved in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of the foregoing been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he/it has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

    Since the date of the Second Amendment, MGI has used a combination of working capital funds and shares of MGI common stock to purchase additional Common Stock (hereinafter the "Newly Acquired Stock") for an aggregate total of $4,104,391 (excluding commissions paid), as more fully described in Item 5c below.

Item 4. Purpose of Transaction.

    In the First Amendment, each of the Reporting Persons disclosed that it/he intended to monitor the affairs of the Issuer closely and periodically monitor its/his investment in the Issuer's securities. Each of the Reporting Persons also disclosed that (a) depending on the results of such monitoring and reviews and other facts and circumstances then existing, including market conditions, it was possible that it/he might acquire Common Stock or other Issuer securities, and (b) any such acquisition might be undertaken with a view to acquiring a greater interest (possibly even a majority interest) in the Issuer and a commensurately greater voice in the affairs of the Issuer. In the Second Amendment, the Reporting Persons disclosed that it/he had acquired the additional shares of Common Stock identified in the Second Amendment with a view to acquiring a greater interest and a commensurately greater voice in the affairs of Issuer. MGI, one of the Reporting Persons, has since acquired the Newly Acquired Stock, and Michael R. McCarthy, one of the Reporting Persons, has since been granted an option to purchase 200,000 shares of Common Stock of the Issuer.

    Issuer is a Delaware corporation and is deemed to be a "domestic insurer" for purposes of the Nebraska Insurance Holding Company System Act (the "Act"). The Act requires any person who seeks to acquire voting securities of a domestic insurer to file an informational statement (a "Form A") with the Nebraska Director of Insurance ("Director"), if such acquisition will result in such person's ownership of ten percent or more of the insurer's outstanding voting securities. Under the Act, the Director must approve the acquisition before it is consummated. On July 20, 2000, the Director issued an order authorizing MGI to acquire such shares of the voting securities of Issuer as would result in MGI owning ten percent or more of the Issuer's outstanding voting securities.

Item 5. Interest in Securities of the Issuer.

  a.
  MGI beneficially owns, and has sole voting and dispositive powers over, 1,715,838 shares of Common Stock, or 11.89% of the outstanding shares, based on the number of outstanding shares of the Issuer as reported in its most recent Quarterly Report on Form 10-Q.

    Michael R. McCarthy owns options currently exercisable or exercisable within the next 60 days for shares of Common Stock of the Issuer. If such options are exercised, Mr. McCarthy will beneficially own, and have sole voting and dispositive powers over, 209,000 shares of Common Stock, or 1.43% of the outstanding shares, based on the number of outstanding shares of the Issuer as reported in its most recent Quarterly Report on Form 10-Q. On May 24, 2000, the shareholders of Issuer approved the January 27, 2000 grant of an option (which grant was disclosed in the First Amendment) to Michael R. McCarthy to purchase 200,000 shares of common stock of the Issuer at an exercise price equal to the market price on the date of grant ($3.5625 per share).

  b.
  McCarthy Group Asset Management, Inc. ("MGAM") holds 800 shares of Common Stock of the Issuer in a discretionary investment account representing approximately .006% of the Common Stock outstanding, based on the number of outstanding shares of the Issuer as reported in its most recent Quarterly Report on Form 10-Q. MGI indirectly owns, through

Page 5 of 7 pages

    McCarthy & Co. and the McCarthy & Co. 401(k) Plan, 82,782 shares of Common Stock of the Issuer, representing approximately .6% of the Common Stock outstanding based on the number of outstanding shares of the Issuer as reported in its most recent Quarterly Report on Form 10-Q. Accordingly, MGI possesses shared power to vote and shared power to dispose of 83,582 shares of Common Stock of the Issuer. MGI has the sole power to vote and the sole power to dispose of 1,715,838 shares of Common Stock of the Issuer.

  c.
  During the past 60 days, the following purchase of the Newly Acquired Shares was made in a private transaction:

Name	Date	No. of Shares Purchased	Price Per Share
MGI	August 15, 2001	812,310	$5.0527
  d.
  In December 1999, MGI entered into a Security Agreement with U.S. Bank National Association ("U.S. Bank"), pursuant to which it granted to U.S. Bank a security interest in certain of its assets, whether currently existing or thereafter acquired, and all products and proceeds thereof ("MGI Collateral"). The Newly Acquired Shares are deemed to be MGI Collateral, as are all other shares of Common Stock owned by MGI.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    See response to Item 5d above. The Security Agreement referenced in Item 5d above contains standard default terms. If any event of default occurs, U.S. Bank may enforce its security interest in the MGI Collateral and exercise all rights therein which are normally incident to the ownership of securities, including the rights to retain it or to sell it. No event of default has occurred as of the date hereof. MGI may sell part or all of the MGI Collateral so long as no event of default would result therefrom, each sale is at arm's-length and MGI receives at least the fair market value of the MGI Collateral.

Page 6 of 7 pages

SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

McCARTHY GROUP, INC., a Nebraska corporation
Date: August 16, 2001	By:	/s/ MARGARET L. DOYLE Margaret L. Doyle, Secretary and Chief Financial Officer
/s/ MICHAEL R. MCCARTHY Michael R. McCarthy

Page 7 of 7 pages

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SIGNATURES